April 21, 2010

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	The Lubrizol Corporation
Form 10-K for the Year Ended December 31, 2009
File No. 1-5263

Dear Mr. Hartz:

This letter sets forth the response of The Lubrizol Corporation (“we”, “us” or “our”) to the Staff’s comments to the above-referenced filing. These comments were transmitted to the Company by letter dated April 2, 2010. The responses are set forth below and are numbered to correspond to the numbering in the Staff’s comment letter. In addition, for ease of reference, we have repeated the Staff’s comment in bold text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2009 Compared with 2008, page 18

1.	In addition to the specific comments below, please expand/revise the discussion of your results of operations for each period presented to address the following in future filings:

•

Please provide a more comprehensive analysis of factors that impacted your cost of sales, gross profit, and operating income and expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management;

•

Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you indicate that the decrease in research, testing and development expenses is primarily due to your cost reduction initiatives that lowered expenses for supplies, service and travel, along with favorable currency impact, partially offset by increased compensation. However, you have not quantified the impact of these items; and

•

Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response:

In future filings, beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2010, we will quantify the impact of multiple factors, when material, in explaining the majority of increases or decreases in each line item. Further, to the extent we know or anticipate trends that have and/or may continue to have a material impact on our results of operations, we will disclose such trends in future filings.

While we generally believe that our current discussion of the factors that impacted our sales, cost of sales, gross profit, and operating income and expenses is sufficient to provide readers with an understanding of our results of operations, we will continue to enhance our disclosures of the factors affecting our results. Our practice has been to quantify the impact of each factor when they are individually material or unusual or infrequent in nature. For example, we quantified the amount of unabsorbed manufacturing costs and additional incentive compensation expense, along with unusual factors such as our insurance recovery for environmental costs and LIFO liquidations, which impacted our results during 2009. When the change in a caption is immaterial to our overall financial results, such as the change in research, testing and development expenses specifically mentioned in the Staff’s comment, our practice is to provide only a qualitative discussion of the factors.

2.	We note that lower raw material costs contributed to your significantly improved income from operations in 2009, both on a consolidated basis and in each of your segments. In your future filings, where changes in the cost of raw materials have materially impacted your results of operations, please elaborate on the causes for the changes. For example, in 2009, if the reduction in raw material costs is due to your cost reduction initiatives, as suggested under “Primary Factors Affecting 2009 Results,” you should make this clear and describe what actions you took to reduce raw material costs. If there are other significant events or trends in the market for these materials that reduced their cost, you should discuss this as well. You should also discuss known trends and uncertainties relating to your raw materials that you reasonably expect will have a material impact on your results of operations in the future.

Response:

Within the overview to our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we disclose that the majority of our raw materials are feedstocks derived from petroleum and petrochemicals, with lubricant base oil being our single largest raw material, and that the prices of our raw materials can be highly volatile. In addition, we discuss the components of our raw materials and the potential volatility in their prices within Items 1 (page 7) and 1A (page 9) of our Form 10-K. We believe that based on the disclosures made within our MD&A and elsewhere, readers are well informed of the volatility inherent in the price of raw materials derived from petroleum and petrochemicals. In future filings, we will be more explicit in our disclosure of changes in the cost of our raw materials that have materially impacted our results of operations. Further, to the extent we know of future trends in raw material costs that may have a material impact on our results of operations, we will disclose such trends in future filings beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2010.

During 2009, the decrease in our raw material costs primarily was due to the decline in petroleum prices as a result of the global recession, and was not a result of any particular cost reduction initiative beyond our normal efforts to source products in the most cost-effective manner. As discussed in our “Primary Factors Affecting 2009 Results,” our cost reduction initiatives largely were responsible for the decrease in our manufacturing and STAR (selling, testing, administrative and research) expenses.

3.	Similarly, in future filings, please discuss the factors that drove the “improvement in price and product mix” that helped to increase your gross profit in 2008 and 2009.

Response:

As disclosed in our discussion on the improvement in gross profit for 2009, we initiated price increases during 2008 to offset the rise in raw material and manufacturing costs. In our discussion of results between 2008 and 2007, additional disclosure is made of these pricing actions. To the extent that we can in future filings, we will be more explicit in our disclosures of the effect that our pricing actions and changes in product mix have on our revenues beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2010.

Investing Activities, page 27

4.	We note that capital expenditures in the reported periods have generally been used to maintain existing manufacturing capacity and plant infrastructure in the Lubrizol Additives segment and to increase capacity in the Lubrizol Advanced Materials segment. Your disclosure indicates that you will significantly increase capital expenditures in 2010. In future filings, please elaborate on the purpose of your planned capital expenditures.

Response:

As disclosed within our “Capitalization, Liquidity and Credit Facilities” discussion, we anticipate spending approximately $200.0 million on a new facility in China over the next three years as well as implementing a debottlenecking program at our existing facilities in the United States and Europe. The increase in expected capital expenditures in 2010 largely is due to this investment plan to upgrade our operations and increase global capacity. In future filings beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2010, we will be more explicit in our disclosure that the anticipated increase in capital expenditures is a result of our investment plan in China.

Capitalization, Liquidity and Credit Facilities, page 28

5.	You should discuss your need for cash on both a short term and long term basis. We note your disclosure regarding your anticipated investment in the China plant over the next three years. Please ensure that in future filings you address any other material long term requirements for cash that are necessary to implement your 10-year phased investment plan.

Response:

The timing and amount of capital expenditures related to our phased investment plan to upgrade operations and increase global capacity in our Lubrizol Additives segment, beyond those identified for the China plant, still are being developed. We will make the disclosures suggested by the Staff for any other material long term requirements for cash that are necessary to implement our 10-year phased investment plan as these requirements are finalized internally.

Accounting for Impairment of Goodwill and Intangible Assets, page 32

6.	We note that you have recorded significant goodwill impairments in fiscal year 2008, and there continues to be significant uncertainty in the economic outlook in certain of your industries. We also note your disclosures beginning on page 32 concerning the goodwill by reporting unit, certain assumptions and some sensitivity information concerning certain reporting units.

In future filings, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and if the goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholders’ equity, please continue to provide, or provide the following additional disclosures for each of these reporting units in future filings:

•	Identify the reporting unit;

•	Quantify the percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	Disclose the amount of goodwill associated with the reporting unit;

•	Provide a description of the assumptions that drive the estimated fair value;

•

Provide a discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;

•	Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’

equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:

We believe that our disclosures within our critical accounting policy allow a reader to assess the remaining exposure to future impairments of goodwill within our reporting units, and we will continue to provide these disclosures in future filings. At December 31, 2009, we concluded that the fair value of all of our reporting units, with the exception of our TempRite reporting unit, sufficiently exceeded their carrying value such that a material impairment in the future was unlikely. However, in response to the Staff’s comments and suggestions, we have expanded our disclosures below to discuss the potential for a material impairment in our TempRite reporting unit. We will model future disclosures in our filings in a similar fashion. For the Staff’s convenience, we have modeled below an excerpt of our critical accounting policy that reflects the changes to be made in our future filings on Form 10-K, unless circumstances warrant disclosure in an interim filing:

No impairment of goodwill was identified in connection with the 2009 annual impairment test. Key assumptions used to determine the fair value of our reporting units at October 1, 2009, were the expected after-tax cash flows for the period of 2010 to 2019, terminal growth rates of 1.0% to 3.0% and weighted average costs of capital of 10.75% to 15.0%. The fair value of our Estane, Noveon consumer specialties and Lubrizol Additives reporting units would have to decline by over 20%, 45% and 75%, respectively, to indicate the potential for an impairment of their goodwill. Therefore, we believe that the estimated fair values of these reporting units substantially exceed their carrying values at December 31, 2009. The fair value of our TempRite reporting unit would have to decline by over 10% to indicate the potential for an impairment of its goodwill. Our TempRite reporting unit serves customers who produce plastic piping for residential and commercial plumbing, fire sprinkler systems and industrial piping applications, and is thus subject to cyclical demand patterns within these markets. Our after-tax cash flows for the TempRite reporting unit assume a recovery within the U.S. residential and commercial construction markets beginning in 2011 along with continued growth in emerging markets, primarily in India. To the extent the weakness in the U.S. residential and commercial markets persists longer than expected, emerging market growth does not come to fruition or the capital markets deteriorate, our TempRite reporting unit may experience a decline in fair value that could result in an impairment.

In accordance with Accounting Standards Codification topic 360, and as disclosed within our critical accounting policies, we review the carrying value of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. At December 31, 2009, we did not identify long-lived assets or asset groups during this review for which the fair value was not substantially in excess of carrying value. We will include the Staff’s suggested disclosures in future filings if long-lived assets or asset groups are identified for which their fair value is not substantially in excess of carrying value.

Exhibit 10.1

7.	The credit agreement filed as exhibit 10.1 appears to be missing Schedules 2.01(b), 3.01(b), and 5.02(a) and Exhibits D-1, D-2, D-3, D-4, and E. Please refile the credit agreement to include all missing schedules and exhibits.

Response:

We will file the Three Year Credit Agreement dated July 21, 2009, in its entirety, including the schedules and exhibits indicated in the Staff’s comment, with our Form 10-Q for the period ended March 31, 2010.

Exhibit 10.7

8.	The credit agreement filed as exhibit 10.7 appears to be missing Schedules 3.01(b), 5.02(a), and 5.02(c) and Exhibit F. Please refile the credit agreement to include all missing schedules and exhibits.

Response:

We will file the Credit Agreement dated as of August 24, 2004, in its entirety, including the schedules and exhibits indicated in the Staff’s comment, with our Form 10-Q for the period ended March 31, 2010.

* * * *

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at (440) 347-5772.

/s/ W. Scott Emerick
W. Scott Emerick
Principal Accounting Officer and Duly Authorized Signatory of The Lubrizol Corporation